Exhibit 99.1

NICE Receives Three CONAREC Customer Service Excellence Awards

The company is recognized as the best technology provider for Performance Management,
Interaction Analytics and Advanced Interaction Recording

São Paulo, Brazil, September 1, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of three Customer Service Excellence Awards, which it received last night as the 2015 National Congress of the Company-Customer Relations (CONAREC 2015) kicked off in Sao Paulo. NICE was recognized for its Performance Management solutions, Interaction Analytics, and the NICE Engage platform, including Advanced Interaction Recording (AIR).

Award winners were selected by major Brazilian contact centers and technology buyers, based on eight criteria – functionality, usability, performance, technical support, integration, stability, scalability, and price.

“We are proud to recognize NICE as a CONAREC award-winner in the categories of Performance Management solutions, Analytics, and Digital Recording,” said Roberto Meir, Publisher and Grupo Padrão CEO, and CONAREC organizer. “NICE’s portfolio of Enterprise solutions are essential for businesses, allowing them to assess the strengths and weaknesses of their customer experience strategy, take action to improve customer engagement, and increase responsiveness to new market opportunities.”

Luiz Camargo, General Manager, NICE Brazil and Southern Cone, said: “Our participation in CONAREC 2015, the biggest customer service event in Latin America, is a great opportunity for NICE. Brazilian vendors are placing great emphasis on capturing the full customer journey, delivering business applications in real time, and ensuring the security of transactions. As a market leader in these fields, we are dedicated to exceeding the expectations of an increasingly demanding customer base, in Latin America and beyond, with technologies that create the perfect customer experience.”

In addition to receiving the CONAREC awards for its customer service technology, NICE is presenting its portfolio of Customer Experience solutions at the conference on September 1-2. Under the theme “Your Journey Starts Here,” NICE will be sharing how companies can deliver perfect customer experiences in four major areas:

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Recording – The NICE Engage platform with Advanced Interaction Recording (AIR) provides real-time interaction analysis and comprehensive data capture across multiple channels, managing large data volumes with a minimum of servers and maximum resiliency, as well as instant streaming for business applications.

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Real Time – NICE’s real-time solutions offer contact centers and financial institutions agility in transactions, fraud prevention, voice-based authentication, process optimization, and desktop activity monitoring.

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Workforce Optimization – The NICE solutions ensure optimal employee performance, resource management and process flow for both the back office and customer service teams. At CONAREC 2015, NICE will be emphasizing its technology for activity monitoring, performance management, gamification and quality assurance.

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Big Data and Analytics – NICE Customer Engagement Analytics is the leading solution for multi-channel interaction analytics across the complete customer journey. Also on display will be NICE’s IVR Journey Analytics, for reduced call volumes and better retention, as well as the new Complaint Management suite for early detection and prevention of customer dissatisfaction.

About CONAREC
CONAREC is the largest regional event dedicated to Customer Relationship Management (CRM) and Customer Experience Management (CEM). The event brings together thousands of executives from major global and local organizations to share innovative ideas and best practices to help improve their business operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Camargo, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.